

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

9 October 2008



08005567

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
       Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 October 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

OCT 2 7 2008

THOMSON REUTERS

c.c Ms Violet Pagan -   The Bank of New York
                          ADR Department
                          101 Barclay Street, 22W
                          New York
                          NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166   Fax: (603) 2162 3448



Form Version V3.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 08/10/2008 05:52:59 PM
Reference No LI-081008-6450A

Submitting Investment
Bank/Advisor
(if applicable)
Submitting Secretarial Firm
(if applicable)
Company name *   LION INDUSTRIES CORPORATION BERHAD
Stock name *   LIONIND
Stock code *   4235
Contact person *   Wong Phooi Lin
Designation *   Secretary

Type *   ● Announcement ○ Reply to query
Subject :*   Dealings in Securities by Principal Officers Outside Closed
                             Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:
Table 1

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Loke Shu Sun	07.10.2008	1.18	20,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 8 OCT 2008   **END**

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